SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CA, Inc.

(Name of Issuer)

Common Stock par value $0.10 per share

(Title of Class of Securities)

12673P105

(CUSIP Number)

Elizabeth Keeley Taconic Capital Advisors LP 450 Park Avenue, 9th Floor New York, NY 10022 (212) 209-3119

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12673P105	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% based on 470,656,517 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IA

[1]

Calculated based upon 470,656,517 shares outstanding as of January 27, 2012 (485,644,527 shares outstanding as of January 17, 2012 according to Issuer’s Quarterly Report on Form 10-Q/A filed by Issuer with the Securities and Exchange Commission on January 25, 2012, reduced by 14,988,010 shares indicated as being repurchased by Issuer on January 27, 2012 according to Issuer’s Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 26, 2012).

SCHEDULE 13D

CUSIP No. 12673P105	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS TACONIC CAPITAL ADVISORS UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ENGLAND AND WALES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% based on 470,656,517 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IA

[1]

Calculated based upon 470,656,517 shares outstanding as of January 27, 2012 (485,644,527 shares outstanding as of January 17, 2012 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on January 25, 2012, reduced by 14,988,010 shares indicated as being repurchased by Issuer on January 27, 2012 according to Issuer’s Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 26, 2012).

SCHEDULE 13D

CUSIP No. 12673P105	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS TACONIC ASSOCIATES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% based on 470,656,517 shares outstanding.[1]
14	TYPE OF REPORTING PERSON OO

[1]

Calculated based upon 470,656,517 shares outstanding as of January 27, 2012 (485,644,527 shares outstanding as of January 17, 2012 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on January 25, 2012, reduced by 14,988,010 shares indicated as being repurchased by Issuer on January 27, 2012 according to Issuer’s Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 26, 2012).

SCHEDULE 13D

CUSIP No. 12673P105	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS KENNETH D. BRODY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% based on 470,656,517 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IN

[1]

Calculated based upon 470,656,517 shares outstanding as of January 27, 2012 (485,644,527 shares outstanding as of January 17, 2012 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on January 25, 2012, reduced by 14,988,010 shares indicated as being repurchased by Issuer on January 27, 2012 according to Issuer’s Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 26, 2012).

SCHEDULE 13D

CUSIP No. 12673P105	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS FRANK P. BROSENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,500,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% based on 470,656,517 shares outstanding.[1]
14	TYPE OF REPORTING PERSON IN

[1]

Calculated based upon 470,656,517 shares outstanding as of January 27, 2012 (485,644,527 shares outstanding as of January 17, 2012 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on January 25, 2012, reduced by 14,988,010 shares indicated as being repurchased by Issuer on January 27, 2012 according to Issuer’s Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 26, 2012).

SCHEDULE 13D

CUSIP No. 12673P105	Page 7 of 13 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2012 (the “Schedule 13D”) by Taconic Capital Advisors L.P., a Delaware limited partnership (“Taconic Advisors”), Taconic Capital Advisors UK LLP, a United Kingdom limited liability partnership (“Taconic Advisors UK”), Taconic Associates LLC, a Delaware limited liability company (“Taconic Associates”), Kenneth D. Brody, a citizen of the United States of America (“Mr. Brody”), and Frank P. Brosens, a citizen of the United States of America (“Mr. Brosens” and, together with Taconic Advisors, Taconic Advisors UK, Taconic Associates, and Mr. Brody, the “Reporting Persons”), with respect to the common stock, par value $0.10 per share (the “Common Stock” or the “Shares”) of CA, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 1 is being filed to report a disposition of beneficial ownership of a certain number of Shares by the Reporting Persons. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 4. Purpose of Transaction

The last paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The aggregate value of the Reporting Persons’ investment has significantly increased since the time of the initial Schedule 13D filing on January 11, 2012. As a result, the Reporting Persons elected to enter into the transactions set forth in Item 5(c) below for risk management purposes.

On March 19, 2012, Mr. Brody, Samuel I. Elder and Adam Fox, on behalf of the Reporting Persons, sent a letter to William E. McCracken, Chief Executive Officer of the Issuer (the “Letter”) providing additional detail regarding the foregoing. A copy of the Letter is attached hereto as Exhibit B and its contents are incorporated in this Item 4.

Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons review their beneficial ownership in the Shares on an ongoing basis. The Reporting Persons reserve the right to acquire, or cause to be acquired, either separately or together with other persons, additional securities of the Company or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Company or any of its securities, including plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the market for the Shares, the Company’s then prospects, market conditions or other factors deemed relevant from time to time.

SCHEDULE 13D

CUSIP No. 12673P105	Page 8 of 13 Pages

Item 5. Interest in Securities of Issuer

(a) - (b)

Item 5 (a) - (b) of the Schedule 13D is hereby amended and restated as follows:

The following table describes the number of shares of Common Stock and the percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the date of the filing of this Schedule 13D. All percentages below are determined using a denominator of 470,656,517 Shares of Common Stock outstanding as of January 27, 2012 (485,644,527 Shares outstanding as of January 17, 2012 according to Issuer’s Quarterly Report on Form 10-Q filed by Issuer with the Securities and Exchange Commission on January 25, 2012, reduced by 14,988,010 Shares indicated as being repurchased by Issuer on January 27, 2012 according to Issuer’s Current Report on Form 8-K filed by Issuer with the Securities and Exchange Commission on January 26, 2012).

Name of Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percent Ownership of Outstanding Common Stock	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Taconic Advisors	23,500,000	4.99%	—	23,500,000	—	23,500,000
Taconic Advisors UK	23,500,000	4.99%	—	23,500,000	—	23,500,000
Taconic Associates	23,500,000	4.99%	—	23,500,000	—	23,500,000
Mr. Brody	23,500,000	4.99%	—	23,500,000	—	23,500,000
Mr. Brosens	23,500,000	4.99%	—	23,500,000	—	23,500,000

Each of Taconic Advisors, Taconic Advisors UK, Taconic Associates, Mr. Brody and Mr. Brosens may be deemed to be the beneficial owner of 23,500,000 Shares (approximately 4.99% of the total number of Shares outstanding). This amount consists of 23,500,000 Shares held for the account of the Taconic Funds: (i) approximately 7,087,600 Shares held for the account of TOP, (ii) approximately 2,213,699 Shares held for the account of TOP II, and (iii) approximately 14,198,701 Shares held for the account of TOMF.

(c)

Item 5 (c) of the Schedule 13D is hereby amended and restated as follows:

Information concerning transactions in the Shares during the past sixty days by the Reporting Persons is set forth in Schedule I hereto and is incorporated herein by reference.

(e)

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

Effective March 20, 2012, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of Common Stock.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 12673P105	Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2012	TACONIC CAPITAL ADVISORS L.P.

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Principal

Date: March 21, 2012	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LIMITED, its managing member

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Director

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Director

Date: March 21, 2012	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
	Name:	Kenneth D. Brody
	Title:	Manager

	By:	/s/ Frank P. Brosens
	Name:	Frank P. Brosens
	Title:	Manager

SCHEDULE 13D

CUSIP No. 12673P105	Page 10 of 13 Pages

Date: March 21, 2012	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: March 21, 2012	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

SCHEDULE 13D

CUSIP No. 12673P105	Page 11 of 13 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated January 10, 2012 by and among Taconic Advisors, Taconic Advisors UK, Taconic Associates, Mr. Brody and Mr. Brosens (filed as an Exhibit to Schedule 13D on January 11, 2012 and incorporated by reference herein).

B	Letter, dated March 19, 2012, from Mr. Brody, Samuel I. Elder and Adam Fox, on behalf of the Reporting Persons, to William E. McCracken, CEO of the Issuer.	12

SCHEDULE 13D

CUSIP No. 12673P105	Page 12 of 13 Pages

EXHIBIT B

Taconic Capital Advisors LP

March 19, 2012

William E. McCracken

Chief Executive Officer

CA, Inc.

One CA Plaza

Islandia, NY 11749

Mr. McCracken:

We are writing to commend you on CA’s recent initiatives to increase significantly the return of capital to shareholders. We believe the larger dividend and accelerated share repurchase are a powerful signal to investors that management intends to run the business in a more shareholder-friendly manner. The substantial increase in CA’s share price following the announcement of these actions reflects the market’s approval for this approach. We continue to see meaningful opportunities for the company to enhance shareholder value, including further increasing margins in the enterprise solutions business, better aligning management compensation with shareholder interests, and returning additional capital to shareholders.

As you know, since the time of our initial 13D filing on January 11, 2012, CA’s stock has returned over 30% based upon the March 19, 2012 closing price. The value of our investment in CA has increased accordingly and, as a result, we have elected to reduce our position for risk management purposes. Although the impact of this reduction will be to move our percentage ownership below the 5% threshold, CA remains our largest equity holding. We believe the stock has substantial upside and we intend to continue to work toward maximizing shareholder value.

Sincerely,

/s/ Kenneth D. Brody
Kenneth D. Brody
Principal

/s/ Samuel I. Elder
Samuel I. Elder
Principal

/s/ Adam Fox
Adam Fox
Principal

SCHEDULE 13D

CUSIP No. 12673P105	Page 13 of 13 Pages

SCHEDULE I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE ACCOUNTS

Unless otherwise indicated, each of the transactions described below was effected for cash on the Nasdaq Global Select Market.

Date	Purchase/Sale	Number of Shares	Price per Share
3/13/12	Sale	100,000	$27.5134
3/13/12	Sale	150,000	$27.6579
3/14/12	Sale	250,000	$27.4589
3/15/12	Sale	400,000	$27.4953
3/16/12	Sale	300,000	$27.3081
3/19/12	Sale	300,000	$27.4504
3/19/12	Sale	25,000	$27.2700
3/20/12	Sale	156,408	$27.2014
3/20/12	Sale	168,592	$27.1378

In addition, on February 8, 2012, certain of the Taconic Funds effected internal transfers of 509,729 Shares (in the aggregate) between Taconic Funds at a price per share of $26.66 per Share (the Nasdaq Global Select Market closing price on February 7, 2012).